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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 31 2013
DIVISION OF TRADING & MARKETS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 30461

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2012 (MM/DD/YY) AND ENDING 3/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FBN SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Broadway, 10th Floor
(No. and Street)

NEW YORK	NY	10271
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott & Guilfoyle, CPAs — 516-775-9600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Israeloff, Trattner & co PC
(Name – *if individual, state last, first, middle name*)

1225 Franklin Ave - Suite 200	Garden City,	NY	11530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

13014613

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Dennis N. Naso, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

FBN Securities, Inc., as of March 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

DANIEL CALLAWAY
Notary Public, State of New York
No. 02CA5072556
Qualified in New York County
Commission Expires Feb. 3, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Israeloff, Trattner & Co. P.C.
CERTIFIED PUBLIC ACCOUNTANTS • FINANCIAL CONSULTANTS
1225 Franklin Avenue, Garden City, NY 11530 (516) 240-3300 Fax (516) 240-3310 www.israeloff.com

Other Office
New York, NY

INDEPENDENT AUDITOR'S REPORT

The Board of Directors of
FBN Securities, Inc.

We have audited the accompanying statement of financial condition of FBN Securities, Inc. (the "Company"), as of March 31, 2013, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FBN Securities, Inc. as of March 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Israeloff, Trattner & Co. P.C.

Garden City, New York
May 28, 2013

FBN SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2013

ASSETS		
Cash and cash equivalents	$ 551,902	
Certificate of deposit	79,246	
Receivable from clearing organizations	109,189	
Receivable from customers	142,126	
Property and equipment, at cost, less accumulated depreciation and amortization of $83,012	26,101	
Deferred income tax asset	72,016	
TOTAL ASSETS		$ 980,580

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES		
Loan payable - bank	$ 142,014	
Accounts payable and accrued expenses	187,000	
Due to officer	13,600	
Deferred rent expense	49,033	
TOTAL LIABILITIES		$ 391,647
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' EQUITY		
Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding	6,000	
Additional Paid-in capital	334,406	
Retained earnings	249,527	
	589,933	
Less: 90 shares of common stock in treasury, at cost	(1,000)	
TOTAL SHAREHOLDERS' EQUITY		588,933
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$ 980,580

See accompanying notes to financial statements

1. LINE OF BUSINESS

FBN Securities, Inc. (the "Company") is a broker dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Regulatory Authority (FINRA") engaged primarily in the execution of stock transactions for customers. The Company is a non-clearing broker and does not handle any customer funds or securities. The Company derives revenues mainly in the form of commissions from the sale of stocks traded on various stock exchanges and consulting income from research conducted on behalf of its clients. The Company maintains offices in New York and California.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

The Company records its revenues in the form of commissions using the trade-date basis.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers cash and all highly liquid instruments with original maturities of three months or less, that are not held for sale in the ordinary course of business, to be cash equivalents for cash flow statement purposes. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

FINANCIAL INSTRUMENTS

The Company's financial instruments include cash and cash equivalents, certificate of deposit, receivables from customers and clearing organizations, accounts payable and bank debt for which carrying values approximate fair values due to the short maturities of those instruments.

FIXED ASSETS, DEPRECIATION AND AMORTIZATION

Fixed assets are stated at cost and consist of furniture, fixtures, equipment, and leasehold improvements. Major expenditures for fixed assets and those which substantially increase useful lives are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation and amortization are removed from the accounts and resulting gains and losses are included in income. Depreciation and amortization is provided by both straight-line and accelerated methods over the estimated useful lives of the assets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECEIVABLE FROM CLEARING ORGANIZATIONS

The Company maintains brokerage accounts with clearing organizations through which all trading transactions are cleared. The receivable and all securities owned are with these same organizations. The company is subject to credit risk if these organizations are unable to repay the receivable or return securities in their custody.

INCOME TAXES

The Company follows the provisions of the FASB Accounting Standards Codification, as revised, on Uncertainty in Income Taxes. The guidance imposes a threshold for determining when an income tax benefit can be recognized for financial statement purposes. The threshold now imposed for financial statement reporting generally is higher than the threshold imposed for claiming deductions in income tax returns. Under the revised guidance, the tax benefit from an uncertain tax position can be recognized for financial statement purposes only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities including the resolution of appeals or litigation processes, if any. The revised rules also provide guidance on classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures. Management believes there were no material liabilities related to uncertain tax positions as of either April 1, 2012 or March 31, 2013.

The Company provides deferred income taxes resulting from temporary differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets or liabilities at the end of each period are determined using the tax rate expected to be in effect when taxes are actually paid or recovered. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Temporary differences result principally from net operating losses available, the use of accelerated depreciation, straight-lining of rent expense for financial statement purposes and the use of the cash basis for income tax purposes.

The Company files U.S. federal income tax returns and separate state and local income tax returns in New York and California. Returns filed in these jurisdictions for tax years ended on or after March 31, 2010 are subject to examination by the relevant taxing authorities.

OFF-BALANCE SHEET RISK

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution, settlement, and financing of various customer security transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or clearing agent is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. As of March 31, 2013, the Company was not exposed to such risk.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business. As of March 31, 2013, the Company was not exposed to such risk.

RECENT ACCOUNTING GUIDANCE

During 2012, the Financial Accounting Standards Board (FASB) issued various updates to the FASB Accounting Standards Codification, including updated guidance on revenue recognition, consolidation of variable interest entities and fair value disclosures, presentation of other comprehensive income and goodwill and other intangible impairment testing. These, and other updates, are not yet effective for the Company's financial statements, or, when effective, will not or did not have a material impact on the Company's financial statements upon adoption.

SUBSEQUENT EVENTS

Management has evaluated subsequent events through May 28, 2013, the date the financial statements were available for issuance.

3. RECEIVABLES FROM CLEARING ORGANIZATIONS AND CUSTOMERS

The receivable balance from the clearing organization and customers have not historically required any write offs for credit losses and are stated at the amount management expects to collect from outstanding balances. Based on management's evaluation of collectability, an allowance for doubtful accounts is not required.

4. PROPERTY AND EQUIPMENT

Major classes of property and equipment consist of the following:

	estimated useful life-years	
Furniture, fixtures and equipment	5-7	$ 83,183
Leasehold improvements	6	25,930
		109,113
Less: Accumulated depreciation and amortization		83,012
Net property and equipment		$ 26,101

Depreciation and amortization expense for the year ended March 31, 2013 was $7,269.

5. LOAN PAYABLE

The Company has a revolving line of credit with a bank that calls for principal and interest (at prime plus 1.56%) payments that vary from month to month depending on the outstanding balance. As of March 31, 2013 there was a balance of $142,014 outstanding on the revolving line of credit.

Interest expense for the year ended March 31, 2013 was $6,210.

6. COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

The Company leases an office facility under a non-cancelable operating lease in New York expiring on December 31, 2015. In addition to base rent payments, the Company is liable for real estate taxes and certain operating expenses. In addition, the Company rents office space in California on a month-to-month basis.

As of March 31, 2013 the future minimum lease payments under this non-cancelable lease is as follows:

Year Ended March 31,		
2014	$	233,574
2015		233,574
2016		175,181
Total	$	642,329

The Company has straight lined rent for the years 2011 through 2015 due to escalating clauses in its office lease agreement and has recorded a deferred rent expense of $49,033 as of March 31, 2013. Rent expense for the year ended March 31, 2013 was $276,591, which includes a deferred rent credit adjustment of $17,830.

A letter of credit in the amount of $77,858 has been issued as rent security on the Company's New York office. The letter of credit expires and will automatically renew each year. The letter of credit is collateralized by a certificate of deposit.

7. INCOME TAXES

The Company has recorded a deferred income tax asset at March 31, 2013 for the expected future tax benefit listed in note 2 above. The Company has not provided an allowance against the balance in deferred income tax assets as management believes that it is more likely than not that the benefits will be utilized based upon estimates of the Company's future taxable income.

7. INCOME TAXES (CONTINUED)

Components of income taxes are as follows:

Current income tax:	
State and local	$ 17,371
Total current	17,371
Deferred income tax	
Federal	7,276
State and local	11,463
Total deferred	18,739
Total Income taxes	$ 36,110

8. MAJOR CUSTOMERS

As of March 31, 2013, 35% of total receivables were due from four customers.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At March 31, 2013, the Company had net capital of $377,913, which was $351,803 in excess of its required net capital of $26,110. The Company's aggregate indebtedness to net capital ratio was 1.04 to 1.